FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 4, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                    No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 4, 2016 – Announcement of Option Grants to PDMRs

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

ARM Holdings plc
4 July 2016
Announcement of Option Grants to PDMRs

ARM Holdings plc (the "Company") announces that on 24 June 2016 options were granted over ordinary shares under the Company's Savings-Related Share Option Scheme (the "SAYE Scheme") to Chris Kennedy and Pete Hutton, both PDMRs, as follows:

Name	Number of share options granted	Total options held including this grant
Pete Hutton	460	5,109
Chris Kennedy	2,300	2,300

The option price was 782.4 pence per share representing a 20% discount to the mid-market quotation of the Company's shares on the London Stock Exchange on 26 May 2016, the day prior to the invitation date for the SAYE Scheme. The mid-market closing price on that day was 978.00 pence per share. These options are exercisable from 1 August 2021.

END